

Mail Stop 3561

September 23, 2016

Mr. Rick L. Wessel
Chief Executive Officer
First Cash Financial Services, Inc.
690 East Lamar Blvd., Suite 400
Arlington, Texas 76011

> **Re:** **First Cash Financial Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 17, 2016**
> **File No. 000-19133**

Dear Mr. Wessel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Continuing Operations

Twelve Months Ended December 31, 2015 Compared to Twelve Months Ended December 31, 2014, page 39

1. We note your explanation of the reasons for the increase in retail merchandise sales in your pawn stores from Fiscal 2014 to 2015 which states that the increase is due to store additions, maturation of existing stores and an increase in retail inventories available for

sale. In future filings, please revise your disclosures throughout Management's Discussion and Analysis to better indicate the relative significance of each reason given for increases and decreases in line items when explaining your results of operations. We believe that when multiple factors materially contribute to a change in your results, a best practice is to quantify the impact of each such factor in order to transparently provide your investors with a view of your operations through the eyes of your management. Please refer to Item 303 of Regulation S-K and our Release No. 33-8350, available on our website at https://www.sec.gov/rules/interp/33-8350.htm.

Non-GAAP Financial Information, page 51

2. Your characterization of certain adjustments related to restructuring expenses and store acquisition expenses in your disclosures related to Adjusted Net Income, Adjusted Net Income Per Share and Adjusted EBITDA as non-recurring in nature may not be consistent with Question 102.03 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. We note similar disclosure of "non-recurring" items in your subsequent Forms 10-Q and earnings releases. Please consider the above-mentioned Interpretations in their entirety when preparing the disclosures to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products

Cc: Kyle Healy, Esq.
        Alston & Bird LLP